07005220

SEC[illegible] MISSION

Washington, D.C. [illegible]

SEC MAIL PROCESSING RECEIVED MAR 3 0 2007 WASH. D.C. 186 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/17/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quoin Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street, Suite 1808
(No. and Street)

Philadelphia, (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Andre W. Guthman, CPA
(Name – *if individual, state last, first, middle name*)

1111A Route 9 (Address) Garrison (City) NY (State) 10524 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 17 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maceo N. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quoin Capital, LLC, as of December 31, 2006, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
REGINALD V. COOPER, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Dec. 30, 2008

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUOIN CAPITAL, LLC
Financial Statements
and
Accountant's Report
For the Year Ended December 31, 2006
and the Forty-Five Day Period Ended December 31, 2005

QUOIN CAPITAL, LLC
Audited Financial Statements
December 31, 2006

TABLE OF CONTENTS

A. W. GUTHMAN & COMPANY

Certified Public Accountants

1111A Route 9
Garrison, New York 10524-3203
Tel 845-737-1994
Fax 845-737-0516
aguthman@bestweb.net

The Board of Directors
Quoin Capital, LLC
Philadelphia, PA

Independent Accountant's Report

We have audited the accompanying balance sheets of Quoin Capital, LLC as of December 31, 2006 and 2005 and the related statements of income and changes in members equity and cash flows for the year ended December 31, 2006 and the short period (45 days) ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2006 and 2005, the results of its operations, changes in members equity, and cash flows for the year ended December 31, 2006 and the short period (45 days) ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11 through 15 inclusive, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

A.W. Guthman & Co.

March 26, 2007

A.W. Guthman & Company

QUOIN CAPITAL, LLC
Balance Sheets
As of December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash	$ 37,950	$ 74,322
Furniture & Office Equipment, less Accumulated Depreciation (Note 2)	8,200	10,482
Other Assets	316	161
TOTAL ASSETS	$ 46,466	$ 84,965
LIABILITIES		
Accounts Payable	$ 3,712	$ 1,451
Equipment Lease Payable (Note 2)	5,599	9,363
Bank Credit Line Payable (Note 3)	22,258	-
TOTAL LIABILITIES	31,569	10,814
MEMBERS EQUITY	14,897	74,151
TOTAL LIABILITIES AND MEMBERS EQUITY	$ 46,466	$ 84,965

See accompanying notes and accountant's report.

QUOIN CAPITAL, LLC
Statements of Income and Changes in Members Equity
For the Year Ended December 31, 2006 and
the Forty-Five Day Period Ended December 31, 2005

	2006	2005
INCOME		
Commissions	$ 7,390	$ -
Interest Income	1,190	167
TOTAL INCOME	8,580	167
EXPENSES		
Clearing Charges	8,907	-
Officer Compensation	22,000	1,500
Regulatory & Licensing	6,535	659
Membership Dues & Subscriptions	5,908	800
Professional Fees	11,079	1,343
Rent	11,864	948
Telephone & Communications	4,963	418
Equipment Rental (Note 2)	3,700	-
Other Office Support	15,217	521
Marketing	5,370	-
Interest Expense	917	-
Travel & Entertainment	11,861	774
Depreciation	2,281	380
Other	6,327	3,667
TOTAL EXPENSES	116,929	11,010
NET LOSS	(108,349)	(10,843)
MEMBERS EQUITY - Beginning of Year	74,151	84,994
Member Capital Contributed	49,095	-
MEMBERS EQUITY - End of Year	$ 14,897	$ 74,151

See accompanying notes and accountant's report.

QUOIN CAPITAL, LLC
Statements of Cash Flows
For the Year Ended December 31, 2006 and
the Forty-Five Day Period Ended December 31, 2005

	2006	2005
OPERATING ACTIVITIES		
Net Loss	$(108,349)	$(10,843)
Adjustments to reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation	2,281	380
Changes in Operating Assets increase (decrease)		
Due from Members	(791)	3,091
Other Assets	(155)	(161)
Accounts Payable	2,262	(59)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(104,752)	(7,592)
FINANCING ACTIVITIES		
Member Capital Contributions	49,886	-
Borrowings from Line of Credit	22,258	-
Reduction to Equipment Lease Debt	(3,764)	(313)
	68,380	(313)
NET CHANGE IN CASH	(36,372)	(7,905)
CASH AND CASH EQUIVALENTS - Beginning of Year	74,322	82,227
CASH AND CASH EQUIVALENTS - End of Year	$ 37,950	$ 74,322

See accompanying notes and accountant's report.

NOTE 1 - ORGANIZATION

Quoin Capital, LLC, a Delaware limited liability company, effective March 1, 2005, is a registered broker-dealer subject to the regulations of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Assets, liabilities, income, and expenses are recorded on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash Equivalents

Cash equivalents consist of money market funds.

Capitalized Leases

The Company's furniture, telephones, copier and certain computer equipment were acquired and capitalized in September 2005 through a lease arrangement requiring the Company to pay $314 for thirty-six months. The lease term, which expires in September 2008, permits the Company to assume title to the assets for an additional cost of $890.

The Company maintains an operating lease for its quote service equipment.

Depreciation

Property and equipment are recorded at cost. Depreciation is generally computed using the straight line method over the estimated useful lives of the assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company files partnership returns and income reported on such returns is taxed at the member level. Therefore, no provisions have been made for federal and state income taxes.

NOTE 3 – LINE OF CREDIT

The Company maintains a business line of credit with Wachovia Bank NA which permits the Company to borrow up to $50,000 at an interest rate of 8.25%. The line of credit is personally guaranteed by one of the Company's members.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Office Space

The Company's minimum lease commitment, which expires May 31, 2008, for rental of its Philadelphia office space is as follows:

Year		Amount
2007	-	$ 11,179
2008	-	6,583

NOTE 5 - NET CAPITAL/RESERVE REQUIREMENTS

The Company is subject to the net capital rule adopted by the Securities and Exchange Commission, Rule 15c3-1, which requires that a registered broker-dealer's net capital, as defined, shall not fall below $5,000 or 6 $^{2}/_{3}$% of the total aggregate indebtedness, whichever is greater.

As of December 31, 2006, the Company had excess net capital of $1,381 and the ratio of indebtedness to net capital was 4.95.

The Company is exempt from the reserve requirements outlined in Securities and Exchange Commission, Rule 15c3-3, as all customer transactions are cleared through its clearing agent on a fully disclosed basis (paragraph (k) (2) (ii)).

A. W. GUTHMAN & COMPANY

Certified Public Accountants

1111A Route 9
Garrison, New York 10524-3203
Tel 845-737-1994
Fax 845-737-0516
aguthman@bestweb.net

The Board of Directors
Quoin Capital, LLC
Philadelphia, PA

We have made a study and evaluation of the system of internal accounting control of Quoin Capital, LLC in effect at December 31, 2006. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Quoin Capital, LLC is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

In our opinion, the system of internal accounting control of Quoin Capital, LLC in effect at December 31, 2006 , was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material with respect to the financial statements.

A.W. Guthman & Co

March 26, 2007

A.W. Guthman & Company

QUOIN CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of December 31, 2006

1)	Total Ownership Equity	$	14,897
2)	Deduct Ownership Equity not Allowable for Net Capital		-
3)	Total Ownership Equity qualified for Net Capital		14,897
4)	Add:		
	Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		-
5)	Total Capital and Allowable Subordinated Liabilities		-
6)	Deductions and/or Charges:		
	a) Total Non-Allowable Assets included in Balance Sheet		8,516
	b) Secured Demand Note Deficiency		-
	c) Commodity Futures Contracts and Spot Commodities - Proprietary Capital Charges		-
	d) Other Deductions and/or Charges		-
	e) Haircuts on Securities		-
	Total Deductions and /or Charges		8,516
7)	Net Capital	$	6,381

QUOIN CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission (Cont'd)
As of December 31, 2006

Computation of Basic Net Capital Requirement:

8)	Minimum Net Capital Requited (6 2/3% of Line 14	$	2,105
9)	Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer		5,000
10)	Net Capital Requirement (Greater of Line 8 or 9)		5,000
11)	Excess Net Capital (Line 7, Less Line 10)		1,381
12)	Excess Net Capital at 1000% (Line 7, Less 10% of Line 14)		3,224
13)	Total A.I. Liabilities from Balance Sheet		31,569
14)	Total Aggregate Indebtedness		31,569
15)	Ratio of Aggregate Indebtedness to Net Capital (Line 14 divided by Line 7)		4.95

QUOIN CAPITAL, LLC
Statement of Changes in Members Equity
For the Year Ended December 31, 2006
and the Forty-Five Day Period Ended December 31, 2005

	Member Capital
Balance at November 17, 2005	$ 84,994
2005 Net Loss	(10,843)
Balance at December 31, 2005	74,151
Member Capital Contributed	49,095
2006 Net Loss	(108,349)
Balance at December 31, 2006	$ 14,897

QUOIN CAPITAL, LLC
Reconciliation of Net Capital Per Focus 11A
to Net Capital Per Audited Financial Statements
For the Year Ended December 31, 2006

Net Capital per Focus 11A	$	6,381
Income and Expense Adjustments:		
Reclassify officer advances to expense		(3,091)
Non-Allowable Asset Adjustments:		
Impact of expense adjustment above on non-allowable assets		3,091
Net Capital per Audited Financial Statements	$	6,381

END